SUITE 1850

1066 WEST HASTINGS STREET

VANCOUVER, BC V6E 3X2

T:  604.683.3850

ACAL GROUP

F:  604.688.8479

CHARTERED  ACCOUNTANTS

PCAOB & CPAB Registrant

October 26, 2009

BC Securities Commission

701 West Georgia Street

P.O. Box 10142, Pacific Centre

Vancouver, B.C. V7Y 1L2

- and  -

Alberta Securities Commission

4th Floor, 300 5th Avenue SW

Calgary, AB  T2P 3C4

- and  -

Ontario Securities Commission

20 Queen Street West, Suite 1903

Toronto, ON  M5H 3S8

Dear Sirs:

Re:   Arris Resources Inc. (the “Company”)

Please be advised that, in connection with National Instrument 51-102, we hereby notify you that we have read  the  Company’s  Notice  of  Change  of  Auditor  dated  October  26,  2009  (the  “Notice”)  and,  based  on our knowledge at this time, are in agreement with the statements contained in the Notice.

We  understand  that  the  Notice,  this  letter  and  a  letter  from  the  former  auditor  will  be  disclosed  in  the

Information Circular to be mailed to all shareholders of the Company for the Company's next annual general meeting at which action is to be taken concerning the appointment of auditors.

Yours truly,

ACAL Group, Chartered Accountants

Per:

“Anthony C.C. Chan”

Authorized Signatory

Cc. Arris Resources Inc.